================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        --------------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                        --------------------------------

                              CARVER BANCORP, INC.
             (Exact name of registrant as specified in its charter)

                        --------------------------------


           DELAWARE                                              13-3904174
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)

                              75 WEST 125TH STREET
                            NEW YORK, NEW YORK 10027
                                 (212) 876-4747
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                        --------------------------------

                                DEBORAH C. WRIGHT
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              75 WEST 125TH STREET
                            NEW YORK, NEW YORK 10027
                                 (212) 876-4747
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                        --------------------------------

                                 With a copy to:
                                 KOFI APPENTENG
                             THACHER PROFFITT & WOOD
                             TWO WORLD TRADE CENTER
                               NEW YORK, NEW YORK
                                   10048-0087
                                 (212) 912-7418

                        --------------------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: from time to time after the effective date of this Registration Statement.

                        --------------------------------

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11 (a) (1) of this form, check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                        --------------------------------

                                             CALCULATION OF REGISTRATION FEE
=========================================================================================================================
  Title of Each Class of Securities     Amount to be      Proposed Maximum       Proposed Maximum          Amount of
          to be Registered               Registered        Offering Price       Aggregate Offering       Registration
                                                              Per Share              Price(1)                 Fee
-------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per      462,000 Shares             N/A                $3,696,000             $1,030
share
=========================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee; based on the average of the high and low prices of the Common Stock on October 15, 1999, as reported on the American Stock Exchange.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS


                          [LOGO - CARVER BANCORP, INC.]

                                 SHARES PROGRAM
         A Direct Purchase Program for Carver Bancorp, Inc. Common Stock


         ==============================================================

                            SHARES PROGRAM HIGHLIGHTS

         ==============================================================


Under the Shares Program you may:

o         Purchase and sell Carver common stock without using a stockbroker

o         Build your investment over time, starting with as little as $200

o If you wish, easily add to your investment with automatic monthly payments

o         Invest up to $100,000 per year

o         Have shares held for safe-keeping and certificates issued upon request

This prospectus relates to 462,000 shares of Carver common stock, par value $0.01 per share, to be offered for purchase under the Shares Program.

Neither the Securities and Exchange Commission nor any state securities regulators has approved the common stock discussed in this prospectus, nor have they determined whether this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The shares of common stock are not savings accounts or savings deposits, are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other government agency, are not guaranteed by Carver Bancorp Inc. or Carver Federal Savings Bank and are subject to investment risk.

Our shares are traded on the American Stock Exchange. Our ticker symbol is "CNY." The shares offered through this prospectus will be sold at the prevailing market price at the time of purchase. On October 15, 1999, the closing price of our common stock on the American Stock Exchange was $7.875. Carver will pay the costs of mailings and other administration costs of the Shares Program. Program participants will pay commissions and related service charges related to shares purchased or sold through the Shares Program.


                 The date of this prospectus is October [ ],1999

         ==============================================================

                                TABLE OF CONTENTS

         ==============================================================




Information about Carver Bancorp, Inc..........................................1

A Few Words About Why We Are Offering The Shares Program.......................2

A Summary of the Shares Program................................................3

Information About The Shares Program...........................................5

Federal Income Tax Consequences...............................................12

Description of Carver's Common Stock..........................................12

Use of Proceeds...............................................................14

Legal Matters.................................................................14

Experts  .....................................................................14

Indemnification...............................................................14

Factors That May Affect Future Results........................................15

Where You Can Find Additional Information.....................................15

Documents Incorporated by Reference...........................................16

         ==============================================================

                     INFORMATION ABOUT CARVER BANCORP, INC.

         ==============================================================



         Carver Bancorp, Inc., with over $400 million in assets, is the holding company for Carver Federal Savings Bank, a federally chartered savings bank. We refer to Carver Bancorp, Inc. as "Carver" and Carver Federal Savings Bank as "Carver Federal." Carver Federal Savings was founded in 1948 to provide an African-American-operated institution where residents of under-served communities could invest their savings and obtain credit. Our principal business, conducted through our principal subsidiary Carver Federal, consists of attracting passbook and other savings accounts through branch offices and investing the funds deposited in these accounts in mortgage loans and other investments permitted to federal savings banks. Carver Federal operates seven full service branches in predominantly African-American neighborhoods in the New York City boroughs of: Brooklyn, Queens, Manhattan and in Nassau County, New York. Based on asset size as of September 30, 1999, Carver Federal is the largest African-American-operated financial institution in the United States.

         Additional information about our business is contained in the following documents which have been delivered to you along with this prospectus:

         (i)      Our latest Annual Report on Form 10-K, and

         (ii) Our Quarterly Report on Form 10-Q for the latest quarter ended after the date of our last Annual Report on Form 10-K.

         These documents are incorporated by reference into this prospectus. This means these documents are part of this prospectus.

--------------------------------------------------------------------------------
              Please read this prospectus, including the documents
             incorporated by reference into this prospectus, before
                      making a decision about investing in
      our common stock through the Shares Program. If you do invest, please keep this prospectus with your permanent investment records, since it contains important information about the Shares Program.
--------------------------------------------------------------------------------

         Our principal executive offices are located at 75 West 125th Street, New York, New York 10027 and our telephone number is (212) 876-4747.

         ==============================================================

            A FEW WORDS ABOUT WHY WE ARE OFFERING THE SHARES PROGRAM

         ==============================================================


         We designed the Carver Shares Program to give our customers, employees, investors and members of the communities we serve a simple, convenient and economical way to invest in our common stock.


--------------------------------------------------------------------------------
            Participation in the Shares Program is entirely voluntary
                and we give no advice regarding your decision to
                                join the Program.
--------------------------------------------------------------------------------

         If you have questions about the Shares Program, please contact the Program Administrator:

         American Stock Transfer & Trust Company
         Attention: Carver Shares Program
         40 Wall Street
         New York, New York 10005
         (800) 278-4353
         investpower.com

         ==============================================================

                         A SUMMARY OF THE SHARES PROGRAM

         ==============================================================



ENROLLMENT

         Anyone may apply for enrollment in the Shares Program by completing, signing and returning an enrollment form, together with a check or money order of not less than $200 or more than $10,000. You may enroll by mail, by calling the Program Administrator at 1-800-278-4353 or by downloading an application and enrollment form at the investpower.com internet site. If you are not a record owner of our common stock (that is, if you do not have our common stock registered in your name) there is a one-time $2.50 registration fee for your initial purchase of our common stock through the Shares Program.

PROGRAM ACCOUNT

         When enrolled in the Shares Program, an account will be opened in your name and shares purchased will be held by the Program Administrator in book-entry form, which means the Program Administrator will maintain an account in which the number of shares you hold will be allocated to you. You will receive periodic statements instead of receiving stock certificates. You may request stock certificates for shares held by the Program Administrator in your account at any time, upon request and without charge.

ADDITIONAL PURCHASES

         You may purchase additional shares of our common stock through the Shares Program. You may buy from $100 to $10,000 worth of common stock per transaction, as often as once per week. There will be a $2.50 fee for each purchase made by mailing a check or money order to the Program Administrator. You are also allowed to make automatic monthly purchases for a constant dollar value by instructing the Program Administrator to electronically debit and transfer funds from your bank, for a fee of $1.00 per transaction. The brokerage commission is $.10 for each share purchased.

SELLING SHARES FROM YOUR ACCOUNT

         You may sell shares held by the Program Administrator in your account on the open market at the prevailing market price on the stock exchange. You will be charged a transaction fee of $7.50 and a brokerage commission of $.10 per share for each transaction.

SAFEKEEPING OF CERTIFICATES

         You may mail any stock certificates you have for our common stock to the Program Administrator, at any time. The shares represented by the certificate will be maintained in book-entry form and held in your Shares Program account. You may request stock certificates at any time for the shares held in your account. There is a one-time fee of $7.50 for depositing your certificates, unless you instruct the Program Administrator to sell the shares represented by the certificates, in which case only the sales fee and commissions will be applied.

TRANSFERRING SHARES

         You may at any time transfer or provide a gift to another person of your shares in the Shares Program without charge.

STATEMENTS AND FORMS

         Each program account will receive a quarterly statement that reflects all investment account activity. Each time a purchase is made for you, you will also receive a confirmation advisory reflecting your purchase price and your new share balance. Each form you receive will contain a tear-off stub form that can be used for any future Shares Program transactions you may desire. In addition, you can conveniently submit your transaction instruction through the Program Administrator's automated telephone system and internet site.

CONTACTING US FOR INFORMATION

         Our Transfer Agent and Program Administrator is American Stock Transfer & Trust Company. You can contact them in the following ways:

         TELEPHONE:        1-800-278-4353
         INTERNET:         investpower.com
         MAIL:             American Stock Transfer & Trust Company
                           40 Wall Street, 46th Floor
                           New York, NY 10005
         COURIER/
         MESSENGER:        6201 15th Avenue - 3rd Floor Brooklyn, NY 11219


SUMMARY OF TRANSACTION ADMINISTRATIVE FEES

         Investors are responsible for the fees described in this prospectus. The fees shown below will apply to each transaction in your account. Except as described in this prospectus, we pay for all other costs of administering the Shares Program.

    Additional Purchases . . . . . .  . .  $2.50 per transaction
    Additional Electronic Purchases.  . .  $1.00 per transaction
    Sale of Stock. . . . . . . . . .  . .  $7.50 per transaction
    Safekeeping. . . . . . . . . . .  . .  $7.50 per transaction
    Commission . . . . . . . . . . .  . .  $.10 per share on purchases and sales

         ==============================================================

                      INFORMATION ABOUT THE SHARES PROGRAM

         ==============================================================



The following questions and answers explain and set forth the terms of the Shares Program.

1.       WHAT IS THE CARVER SHARES PROGRAM AND WHO CAN PARTICIPATE?

         o The Carver Shares Program is a convenient purchase program available for new investors that want to make an initial investment in our common stock and for existing investors that want to increase their holdings of our common stock. Our shareholders, employees, customers and members of the communities we serve, along with any other interested persons, can participate in the Shares Program.
                  Participation is voluntary.

2.       HOW DO I ENROLL?

         o If you already own at least one share of our common stock, and it is registered in your name, simply fill out and sign the enclosed enrollment form and mail it to the Program Administrator using the pre-paid postage envelope.

         o If you do not currently own our common stock and are investing for the first time, fill out a "New Account Application" by calling 1-800-278-4353, or download the application and enrollment form at investpower.com, the Program
                  Administrator's internet site. The minimum initial purchase is $200 and the registration fee is $2.50.

         o If you own our common stock and it is held in a broker, bank, trust or other name than yours, request that entity transfer at least one share of stock into your name. If you do not wish to transfer shares into your name, you can still enroll and buy shares as instructed above but you will have to pay the $7.50 initial registration fee.

3.       HOW DO I PURCHASE ADDITIONAL SHARES?

         o You can easily purchase additional shares of our common stock at any time by making payments. Your payments, less applicable service charges and brokerage commissions, are used to purchase shares of our common stock for your account. The Program Administration will make purchases at least once every week. You will become the owner of the shares purchased for your account on the date the purchase is made. No interest will be paid to you on cash held by the Program Administrator pending the purchase of stock.

         o You can make an investment when joining the Shares Program by enclosing a check or money order with your enrollment form. Thereafter, payments should be mailed in to the Program Administrator with the tear-off portion of either your quarterly account statements or the purchase transaction advisory mailed to you to confirm a purchase.

         o For first-time investors, the minimum initial investment is $200. For existing investors who have shares already registered in their name the minimum investment is $100. The maximum weekly investment for existing or new investors is $10,000 per week. The maximum annual investment is $100,000 per year.

         o You may authorize the Program Administrator to make automatic monthly purchases of a specified dollar amount of our common stock, paid for by automatic withdrawal from your bank account. You may sign up for this service when filling out the New Account Application or by accessing the Program Administrator's internet site, investpower.com, and following the simple instructions. Funds will generally be withdrawn from your bank account on the 10th day of each month (or the next following business day if the 10th is not a business day). To terminate monthly purchases by automatic withdrawal, you must send the Program Administrator written, signed instructions.

         o If a check you send to the Program Administrator for share purchases is returned to the Administrator as "unpaid," the Program Administrator will resell any shares purchased and liquidate additional shares, if necessary, to reimburse the Program Administrator for any fees or loss incurred when reselling the shares.

4.       HOW ARE MY SHARES PURCHASED?

         o The Program Administrator will consolidate payments from all participants and apply them to purchase our shares on the American Stock Exchange or directly from Carver. All share purchases will be made at the prevailing market price. If the purchase is made directly from Carver Bancorp, the prevailing price shall be the average of the closing price of our common stock for the five (5) trading days preceding the purchase date. The Program Administrator may also purchase Shares on another stock exchange, in the over-the-counter market or in negotiated transactions at prevailing prices. The Program Administrator will first purchase shares on the stock exchange, in the over-the-counter market or in negotiated transactions. If the number of shares available through these sources is insufficient to satisfy the number of shares to be purchased for participants, then the Program Administrator shall purchase shares from Carver. The price per share cannot be determined prior to the purchase. Purchases are made at least once a week and, depending on investment volume, may be made more frequently.

5.       WHAT IS THE PRICE I WILL PAY FOR SHARES?

         o Since the Program Administrator aggregates purchases, the share price you pay for any purchase will be the average price paid for all shares purchased by the Program Administrator for plan participants in the week in which you purchase. The share price is calculated in the same way for initial investors and current investors who send payments.


--------------------------------------------------------------------------------
           You should be aware that the price of shares of the common stock may rise during the period between your request for
                          purchase, its receipt by the
                Program Administrator and the ultimate purchase.
--------------------------------------------------------------------------------


         PURCHASE FEE SUMMARY
         --------------------

         Initial registration fee for new investors   . . .  $2.50
         Purchases by check or money order . . . . .  . . .  $2.50
         Monthly purchase by automatic withdrawal. .  . . .  $1.00
         Brokerage commission  . . . . . . . . . . .  . . .  $0.10 per share

         o The Program Administrator may not increase the fees charged under the Shares Program without mailing a notice of the increase to participants at least thirty (30) days before the increases go into effect.

6.       HOW DO I KEEP TRACK OF TRANSACTIONS IN MY ACCOUNT?

         o The Program Administrator will mail you quarterly statements reflecting your account balance and all activity for the year to date. In addition, whenever there is a purchase for your account an advisory will be mailed to serve as confirmation of the purchase.

         o You can reach the Program Administrator by dialing 1-800-278-4353 and following the instructions of the automated telephone system. You can also speak to a customer service representative by calling the same number during normal business hours, eastern standard time. Be sure to keep your program statement for your permanent records.

7.       WHAT IS SAFEKEEPING OF CERTIFICATES?

         o If you already have certificates for our common stock and wish to make sure they do not get lost or stolen, you may elect to deposit the certificates into your Shares Program account for safekeeping with the Program Administrator. The Program Administrator will credit these shares to your Shares Program account in book-entry form. You may later request issuance of a certificate from the Program Administrator at any time.

         o If you are not already in the Shares Program, you must complete and sign an enrollment form to accompany certificates sent in for safekeeping in the Shares Program.

         o To deposit certificates with the Program Administrator, insure the certificates for 2% of their total value to protect against loss in transit and send via registered mail to the Program Administrator.

         o The usual fee of $7.50 for this service will be waived if you choose to deposit your certificates and sell them at the same time through the Shares Program.

8.       HOW DO I WITHDRAW STOCK THAT IS IN MY SHARES PROGRAM ACCOUNT?

         o You may request that the Program Administrator issue a certificate(s) for some or all of the shares held in your Shares Program account. You may make this request by using the form enclosed in your Shares Program statement, through the Program Administrator's automated telephone system, or through the Program Administrator's internet site. The Program Administrator will issue certificates in the exact amount shown on your program statement unless otherwise instructed in writing. Certificates will be sent by first class mail, generally within a few days after receiving your request, and there is no charge for this service if you are still participating in the Program.

9.       HOW DO I TRANSFER SHARES TO ANOTHER PERSON?

         o Transfers can be made in book-entry form or certificates can be issued and sent to the new owner by first class mail. You can transfer shares to a person who already has a Shares Program account, or you can set up a new account if the person does not have one. To complete a transfer you should:

                  (i) call the Program Administrator to request a Shares Program brochure and enrollment form. Complete the form providing the full registration name, address and social security number of the new participant; and

                  (ii) send the completed enrollment form along with a written request indicating the number of shares (full and fractional if any) which should be transferred to the new participant to the Program Administrator. The owners of the Shares Program account must sign the instructions and their signatures must be guaranteed by a bank, broker or financial institution that is a member of the Signature Guarantee Medallion Program. You can check with your bank to see if it is a member of the Medallion Program or contact the Program Administrator for a list of banks, brokers and financial institutions that belong to the Medallion Program.

10.      CAN I SELL SHARES IN MY ACCOUNT?

         o You may instruct the Program Administrator to sell any or all the shares held in your Shares Program account by calling the toll-free telephone number supplied in this prospectus and accessing the Program Administrator's automated telephone system with your instructions. You may also complete and sign the tear-off portion of your account statement and mail the instructions to the Program Administrator. If there is more than one individual owner of the Shares Program account, all the owners must sign the tear-off portion of the account statement.

         o As with purchases, the Program Administrator aggregates all requests to sell shares then sells the total share amount on the open market through a broker. Sales will be made no less than once a week and may be made daily or as soon as practicable depending on participant demand. The selling price will not be known until the sale is completed. The proceeds of the sale, less an administrative fee of $7.50 and brokerage commission of $.10 per share, will be sent to you by check within three business days following the sale.

         o Sale instructions sent to the Program Administrator may not be rescinded.


--------------------------------------------------------------------------------
You should be aware that the price for your shares may fall during the period between a request for sale, its receipt by the Program Administrator and the ultimate sale on the open market.
--------------------------------------------------------------------------------

11.      HOW DO I CLOSE MY ACCOUNT?

         o You may withdraw from the Shares Program at any time using the tear-off stub at the bottom of your statement. Upon termination, a certificate for the full shares held in your Shares Program account will be issued and any fractional shares held in the Shares Program account will be sold. You will receive a check for the net proceeds, less a service fee of $7.50 and a $.10 per share brokerage commission. If the stock sold is insufficient to cover the processing fee of $7.50, a check will not be issued nor will you be billed for any additional fees.

         o Alternatively, you may direct the Program Administrator to sell any or all of the shares in your account in accordance with the instructions outlined in the answer to Question 10 above.

         o After your account is closed, dividends or any shares you hold in certificate form will be sent to you at the address you provide, or automatically deposited in your bank account in accordance with your instructions.

         ==============================================================

                                   OTHER TERMS

         ==============================================================



         The following additional terms also govern the Shares Program.

STOCK DISTRIBUTIONS

         If Carver declares a stock split or stock dividend, the Program Administrator will credit your account with the appropriate number of shares on the payment date. In the event of a stock subscription or other offering of rights to shareholders, you will be entitled to such rights based on the number of shares credited to your account.

VOTING

         For any shareholder meeting, you will receive a proxy that covers all the shares you hold in your Shares Program account. The proxy allows you to indicate how you want your shares to be voted. Your shares will be voted as you indicate. If no instructions are indicated on a properly completed, signed and returned proxy card, all of the whole shares credited to your account will be voted in accordance with the recommendations of our management. If you do not return the properly completed and signed proxy card, none of your shares will be voted unless you vote in person at the applicable shareholder meeting.

RESPONSIBILITIES OF THE PROGRAM ADMINISTRATOR

         The Program Administrator will not be liable for any act performed in good faith or for any good faith omission to act, including, without limitations, any claim of liability arising out of (i) failure to terminate a participant's account, sell common stock in the Shares Program, or invest optional cash payments without receipt of proper documentation and instructions; or (ii) with respect to the prices at which our common stock is purchased or sold for the participant's account and the time such purchases or sales are made, including price fluctuations in market value after purchases or sales.

OUR RESPONSIBILITIES

         We will not be liable for any act we perform in good faith, for any good faith omission to act or for any act of the Program Administrator, including, without limitations, any claim of liability arising out of (i) the Program Administrator's failure to terminate a participant's account, sell common stock in the Shares Program, or invest optional cash payments without receipt of proper documentation and instructions; or (ii) with respect to the prices at which our common stock is purchased or sold for the participant's account and the time such purchases or sales are made, including price fluctuations in market value after purchases or sales.

--------------------------------------------------------------------------------
           Participants should recognize that neither Carver,
          Carver Federal nor the Program Administrator can guarantee a profit or protect against a loss on
                common stock purchased under the Shares Program.
--------------------------------------------------------------------------------


CHANGES IN THE SHARES PROGRAM

         We may change the terms of the Shares Program, including applicable fees, or terminate the Shares Program at any time. We may also suspend or terminate the right of any person to participate in the Shares Program at any time for any reason including, but not limited to, arbitrage-related activities, transactional profit activities and excessive re-enrollments. We will mail you a notice before any material changes in the Shares Program are effective.

PLEDGE OR ASSIGNMENT OF SHARES

         Shares credited to your account under the Shares Program may not be pledged or assigned and any such purported pledge or assignment will be void.

ADDITIONAL TERMS

         We will reimburse the Program Administrator for the mailing of this prospectus, brochures and enrollment forms as well as telephone expenses associated with inquiries about the Shares Program. Fees and expenses normally associated with transfer agent functions will also be paid by us.

         If the total number of shares in a participant's account is less than one (1) share, any remaining fractions will be sold and the account closed. The proceeds of the sale, less applicable fees, will be credited to the participant's account.

         The Program Administrator reserves the right to modify the Shares Program with our consent, including the right to terminate the Shares Program upon notice to Shares Program participants. In addition, the Program Administrator reserves the right to interpret and regulate the Shares Program as it deems necessary or desirable in connection with its operation.

         The Shares Program shall be governed by and construed in accordance with the laws of the State of New York. The signing and mailing of the enrollment form shall constitute an offer by the participant to establish an agency relationship with American Stock Transfer & Trust Company to be governed by the terms and conditions of the Shares Program.

         We may terminate the Program Administrator's services under the Share Program and substitute another agent as Program Administrator upon thirty (30) days prior written notice to you and the Program Administrator. The Program Administrator may resign upon giving us ninety (90) days prior written notice.

         ==============================================================

                         FEDERAL INCOME TAX CONSEQUENCES

         ==============================================================


         All brokerage commissions/fees that you pay when you buy shares through the Shares Program become part of your "cost basis," which you will use in determining your taxable gain or loss at the time you sell your shares. The total amount of dividends will be reported to you and to the Internal Revenue Service shortly after the close of each year. You will generally realize gain or loss upon the receipt of cash for fractional shares held in the Shares Program. You will also realize gain or loss when shares are sold. The amount of gain or loss will be the difference between the amount that you receive for the shares of common stock sold and your tax basis in the shares (generally, the amount you paid for the shares). In order to determine the tax basis for shares in your account, you should retain all account transaction statements.

         As required by law, all shares of common stock that are sold through the Program Administrator will be reported to the Internal Revenue Service. Any gain or loss, whether you sell through the Program Administrator or through a broker of your own choosing, should be reported when you file your income tax return.

         Be sure to keep your account statements for income tax purposes. If you have questions about the tax basis of any transactions, please consult your tax advisor.


         ==============================================================

                      DESCRIPTION OF CARVER'S COMMON STOCK

         ==============================================================



GENERAL

         Carver is authorized to issue ten million (10,000,000) shares of common stock having a par value of $0.01 per share and two million (2,000,000) shares of preferred stock having a par value of $0.01 per share. Each share of Carver's common stock has the same relative rights and is identical in all respects with every other share of common stock.


--------------------------------------------------------------------------------
The shares of common stock:
         o        are not deposit accounts and are subject to investment risk;
         o are not insured or guaranteed by the FDIC, or any other government agency; and
         o        are not guaranteed by Carver or Carver Federal.
--------------------------------------------------------------------------------

VOTING RIGHTS

         Each shareholder is entitled to one vote for each share of common stock held. There are no cumulative voting rights. Shareholders are entitled to vote on all matters requiring shareholder approval under Delaware law and our Certificate of Incorporation and Bylaws, including the election of members of the Board of Directors. Directors are divided into three equal (or nearly equal) groups. At each annual meeting of our shareholders, only one of the group of directors are up for election by the shareholders. Elected directors serve for three (3) years.

DIVIDENDS

         We can pay dividends out of statutory surplus or from net profits if, as and when declared by our Board of Directors. Payment of dividends is subject to limitations which are imposed by law. If we issue preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

LIQUIDATION

         If we are liquidated or dissolved, shareholders of common stock are entitled to receive all of our assets which remain after our debts and liabilities are paid, subject to a liquidation account created pursuant to the conversion at Carver Federal. If we issue preferred stock, the holders of our preferred stock may have a priority over the holders of common stock in the event of our liquidation or dissolution. As of the date of this prospectus, we have not issued any preferred stock.

PREEMPTIVE RIGHTS; REDEMPTION; NON-ASSESSABILITY

         Our common stock has no preemptive rights. This means that our shareholders do not have a right to buy their proportional share of any additional shares we issue. There are no provisions for redemption, conversion rights, sinking funds, or liability for further calls or assessments on the common stock. This means that we cannot ask you for more money for your shares, we cannot force you to sell your shares back to us and your shares cannot be exchanged for a different security. It also means you cannot sell your shares to us.

OUR CERTIFICATE OF INCORPORATION AND BYLAWS

         Our Certificate of Incorporation and Bylaws contain a number of provisions, relating to corporate governance and certain rights of stockholders, that might discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, such provisions will also render the removal of our Board of Directors or management more difficult. These provisions include: limitations on voting rights, staggered terms for members of our Board of Directors, limitations on the removal of directors and on business combinations with principal shareholders, and certain procedural requirements for nomination of directors by shareholders and shareholder proposals. See "Where You Can Find Additional Information" to find out how to obtain a copy of our Certificate of Incorporation and Bylaws.

         ==============================================================

                                 USE OF PROCEEDS

         ==============================================================



         Carver will not know the number of shares of our common stock that will ultimately be purchases through the Shares Program, the extent to which the shares will be purchased directly from us rather than in the open market, or the prices at which the shares will be purchased. The proceeds from purchases directly from Carver under the Shares Program will be used for general corporate purposes. We are unable to estimate the amount of the proceeds that will be devoted to any specific purpose.


         ==============================================================

                                  LEGAL MATTERS

         ==============================================================



         Thacher Proffitt & Wood, New York, New York, has passed upon the validity of the issuance of the common stock being offered under the Shares Program.


         ==============================================================

                                     EXPERTS

         ==============================================================



         We have incorporated our consolidated financial statements in this prospectus by reference to our latest Annual Report on Form 10-K in reliance on the report of Mitchell & Titus LLP, independent accountants. Mitchell & Titus, LLP gave this report on its authority as experts in auditing and accounting.


         ==============================================================

                                 INDEMNIFICATION

         ==============================================================



         The General Corporation Law of Delaware contains provisions permitting indemnification of our officers and directors which may be sufficiently broad to indemnify them for liabilities arising under the Securities Act of 1933, as amended. Moreover, our Certificate of Incorporation contains provisions on indemnification of officers and directors. We also have a directors' and officers' liability and corporation reimbursement insurance policy protecting our directors and officers against liability arising from any claim for breach of duty, neglect, error, misstatement, misleading statement, omission or any other wrongful act (subject to certain exceptions) committed by reason of the director or officer acting in such capacity. In addition, the Shares Program provides that Carver Bancorp (including its officers, directors and employees) shall be indemnified against any and all liability arising by reason of any act or failure to act made in good faith pursuant to the provisions of the Shares Program.


         ==============================================================

                     FACTORS THAT MAY AFFECT FUTURE RESULTS

         ==============================================================


         Please keep in mind that the information delivered to you with this prospectus, as well as the annual, quarterly and special reports and other information filed by us with the Securities and Exchange Commission, contain forward-looking statements which involve various uncertainties. These uncertainties could cause our actual results to be materially different from the forward- looking statements. When reading any of these documents, you should consider all of the risks and uncertainties that are discussed, and you should not rely solely on forward-looking statements made by us.

         Factors that could cause actual results to be materially different from forward-looking statements include: (1) interest rate, market and monetary fluctuations, (2) monetary and fiscal policies and laws, (3) inflation, (4) default rates on loans, (5) changes in regulation affecting our business, (6) actons taken by the regulatory bodies that regulate Cerver Federal (7) general and local economic conditions, (8) increasing competition, (9) new products innovations, and (10) our ability to manage these and other risks.


         ==============================================================

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         ==============================================================



         We have filed a registration statement on Form S-2 regarding this offering with the Securities Exchange Commission ("SEC") . This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read the information. You may read and copy the registration statement, the related exhibits and the other materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington,

D.C. 20549, and at the SEC's New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC; the site's address is www.sec.gov. You may also request a copy of these filings at no cost, by writing or telephoning as follows: American Stock Transfer & Trust Company, Attention Carver Shares Program, 40 Wall Street
- 46th Floor, New York, NY 10005, (800) 278-4353.


         ==============================================================

                       DOCUMENTS INCORPORATED BY REFERENCE

         ==============================================================



         The SEC allows us to "incorporate by reference" in this prospectus other information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus; however, to the extent that there are any inconsistencies between information presented in this prospectus and the information contained in incorporated documents filed with the SEC before the date of this prospectus, the information in this prospectus shall be deemed to supersede the earlier information. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information in this prospectus and any earlier filed or incorporated information. Specifically we incorporate by reference the following documents: our latest Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q for each quarter ended after the date of our last Annual Report on Form 10-Q. We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until all of the securities offered through this prospectus are sold.


--------------------------------------------------------------------------------
You should rely only on the information contained in this document or the documents incorporated by reference. We have not authorized anyone to provide you with information that is different.

Neither the delivery of this prospectus nor any sale made through this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus, or that the information contained or incorporated by reference in this prospectus is correct as of any time subsequent to the date of this prospectus.
--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

SEC registration fee(1).........................................  $        1,030

Printing, postage and mailing...................................  $       15,000

Legal fees and expenses.........................................  $       40,000

Blue sky fees and expenses (including fees of counsel)..........  $       12,500

Accounting fees and expenses ...................................  $        1,000

Miscellaneous...................................................  $        2,000
                                                                  --------------
TOTAL...........................................................  $
                                                                  ==============



  (1) Actual expenses based upon the registration of 462,000 shares at average of high and low prices on October 15, 1999 of $8 per share. All other expenses are estimated.


Item 15.  Indemnification of Directors and Officers.

         Section 145 of the Delaware General Corporation Law ("DGCL") INTER ALIA, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such person against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the shareholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.

         Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him, and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

         Article IX of the Company's Certificate of Incorporation provides that a director shall not be personally liable to the Company or its stockholders for damages for breach of his fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is expressly prohibited by the DGCL. Article X of the Company's Certificate of Incorporation requires the Company, among other things, to indemnify to the fullest extent permitted by the DGCL, any person who is or was or has agreed to become a director or officer of the Company, who was or is made a party to, or is threatened to be made a party to, or has become a witness in, any threatened, pending or completed action, suit or proceeding, including actions or suits by or in the right of the Company, by reason of such agreement or service or the fact that such person is, was or has agreed to serve as a director, officer, employee or agent of another corporation or organization at the written request of the Company.

         Article X also empowers the Company to purchase and maintain insurance to protect itself and its directors and officers, and those who were or have agreed to become directors or officers, against any liability, regardless of whether or not the Company would have the power to indemnify those persons against such liability under the law or the provisions set forth in the Certificate of Incorporation. The Company is also authorized by its Certificate of Incorporation to enter into individual indemnification contracts with directors and officers. The Company currently maintains directors' and officers' liability insurance consistent with the provisions of the Certificate of Incorporation. The Company has and expects to continue to enter into employment agreements that require the Company to maintain a directors' and officer's liability policy for the benefit of such persons or that the Company will indemnify such officers to the fullest extent provided by law.

Item 16.  Exhibits.

         The exhibits filed as a part of this Registration Statement are as follows:

         LIST OF EXHIBITS.

         4.1      Specimen Stock Certificate of Cerver Bancorp, Inc. (1)
         5.1      Opinion of Thacher Proffitt & Wood regarding: legality
         13.1 Carver Bancorp, Inc.'s Annual Report on Form 10-K for the Year Ended March 31, 1999.
         27.1 Financial Data Schedule (only submitted with filing in electronic format).
         13.2 Carver Bancorp, Inc. Annual Report on Form 10-K/A for the Year Ended March 31, 1999.
         13.3 Carver Bancorp, Inc.'s Quarterly Report on Form 10-Q for the Period Ended December 31, 1998.
         27.2 Financial Data Schedule (only submitted with filing in electronic format).
         23.1     Consent of Independent Auditors
         23.2     Consent of Thacher Proffitt & Wood (included in Exhibits 5.1)
         99.1     Form of Enrollment Application
         99.2     Form of Cover Letter


(1) Incorporated herein by reference to Registration Statement No. 333-0559 on Form S-4 (the "Form S-4") of Carver Bancorp, Inc., filed with the Securities and Exchange Commission during July 1997, as amended.

Item 17.  Undertakings.

         The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, present a fundamental change in the information set forth in the registration statement;

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material changes to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (4) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
                           Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                  (5) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (6) That, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 19, 1999.

                                       CARVER BANCORP, INC.

                                       By: /s/ Deborah C. Wright
                                           ------------------------------
                                           Deborah C. Wright
                                           President and Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and has appointed each of Deborah C. Wright, President and Chief Executive Officer, and Walter T. Bond, Acting Chief Financial Officer and Chief Investment Officer, acting alone or together, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same and all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                     Name                                Title                               Date
                     ----                                -----                               ----
/s/ Deborah C. Wright                          President, Chief Executive Officer      October 19, 1999
-----------------------------------            and Director
Deborah C. Wright

/s/ Walter T. Bond                             Acting Chief Financial Officer  and     October 19, 1999
-----------------------------------            Chief Investment Officer
Walter T. Bond

/s/ David N. Dinkins                           Director                                October 19, 1999
-----------------------------------
David N. Dinkins

/s/ Lida H. Dunham                             Director                                October 19, 1999
-----------------------------------
Linda H. Dunham

/s/ Herman Johnson                             Director                                October 19, 1999
-----------------------------------
Herman Johnson

/s/ David R. Jones                             Director                                October 19, 1999
-----------------------------------
David R. Jones

/s/ Pazel G. Jackson                           Director                                October 19, 1999
-----------------------------------
Pazel G. Jackson

/s/ Robert J. Franz                            Director                                October 19, 1999
-----------------------------------
Robert J. Franz